FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated December 3, 2012 – Total Voting Rights

2.	Press release dated December 6, 2012 – Director/PDMR Shareholding

3.	Press release dated December 12, 2012 – Altera and ARM Announce Industry’s First FPGA-Adaptive Embedded Software Toolkit

4.	Press release dated December 18, 2012 – MEDIA ALERT: TSMC Honors ARM with Foundation IP Partner Award

5.	Press release dated December 20, 2012 – ARM and Cadence Tape Out First 14nm FinFET Test Chip Targeting Samsung Process

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2013

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 30 November 2012 consists of 1,380,601,791 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,380,601,791.

The above figure 1,380,601,791 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

Announcement of option exercise by PDMRs

ARM Holdings plc (the "Company") announces the following dealings by PDMRs of the Company:

On 1 December 2012, Antonio Viana received 12,500 shares under the Company's Employee Equity Plan.  On 3 December 2012, 4,585 of these shares were automatically sold to meet tax liabilities at a price of 769.04 pence per share.  The remaining 7,915 shares were sold on 5 December 2012 at a price of 749.5 pence per share. His total resultant holding is nil shares.

On 3 December 2012, John Cornish confirmed his intention to exercise an option over 10,626 shares under the Company's Save as You Earn Share Option Scheme at an option price of 85.4 pence per share.  He has retained these shares taking his total resultant holding to 14,733 shares.

Item 3

Altera and ARM Announce Industry’s First FPGA-Adaptive Embedded Software Toolkit

New Partnership Creates DS-5 Toolkit That Removes Debugging Barriers for SoC FPGA Devices

San Jose, Calif., December 12, 2012— Altera Corporation (NASDAQ: ALTR) and ARM (LSE: ARM; NASDAQ: ARMH) today announced that, under a unique agreement, the companies have jointly developed a DS-5 embedded software development toolkit with FPGA-adaptive debug capabilities for Altera SoC devices.  The ARM® Development Studio 5 (DS-5™) Altera Edition toolkit is designed to remove the debugging barrier between the  integrated dual-core CPU subsystem and  FPGA fabric in Altera SoC devices.  By combining the most advanced multi-core debugger for the ARM architecture with the ability to adapt to the logic contained in the FPGA , the new toolkit provides embedded software developers an unprecedented level of full-chip visibility and control through the standard DS-5 user interface.  The new toolkit will be included in the Altera SoC Embedded Development Suite and will begin shipping in early 2013.

Altera SoC devices combine a dual-core ARM Cortex™-A9 processor with FPGA logic on a single device, giving users the power and flexibility to create custom field-programmable SoC variants by implementing user-defined peripherals and hardware accelerators in the FPGA fabric. Altera is currently shipping engineering samples of its Cyclone V SoC devices.  Please  see  Altera’s press release “Altera Shipping Cyclone V SoC FPGAs” announced today at http://newsroom.altera.com/.

The ARM Development Studio 5 (DS-5) Altera Edition embedded software development toolkit dynamically adapts to the unique customer configuration of the FPGA within the SoC to seamlessly extend embedded debugging capabilities across the CPU-FPGA boundary and unify all software debugging information from the CPU and FPGA domains with the standard DS-5 user interface.  When combined with the advanced multi-core debugging capability of the DS-5 Debugger, and the link to the Quartus II SignalTap logic analyzer for cross-triggering capability, the toolkit delivers an unprecedented level of debugging visibility and control that leads to substantial productivity gains.

“Leading-edge silicon devices demand leading-edge software tools.  That demand has been met by this toolkit for Altera 28nm Cyclone V and Arria V SoC devices and for upcoming Altera 20nm SoC devices,” said John Cornish, executive vice president, system design division, ARM. “This development has unified CPU debugging with FPGA debugging to bolster user productivity. Altera and ARM have made this advanced tool technology with premium, productivity-boosting features widely available through the Altera SoC development kits and the Altera SoC Embedded Development Suite. We believe this combination will deliver valuable benefits to our mutual customers.” said John Cornish, executive vice president, system design division, ARM.

The ARM DS-5 toolkit suite offers the most advanced multi-core debugger in the market for the ARM architecture.  It supports debugging on systems running in asymmetric multiprocessing (AMP) and symmetric multiprocessing (SMP) system configurations. It is broadly used for board bring-up, driver development, OS porting, bare-metal and Linux application development, through JTAG and Ethernet debugging interfaces, and offers Linux and RTOS awareness.

 “We are very proud of the partnership and innovation in this joint work with ARM,” said Vince Hu, vice president of product and corporate marketing at Altera. “The ARM  DS-5 Altera Edition toolkit gives software engineers an incredibly powerful development and debugging tool, allowing for the fastest development time for our SoC devices.”

Key Features and Benefits:
Innovations in the SoC hardware design, DS-5 tools and Quartus-II software combine to deliver FPGA adaptive unified debugging for Altera SoC devices, giving users an unmatched level of visibility and controllability to the whole system.  The ARM DS-5 Altera Edition toolkit features the following capabilities:

▪
Software debug view adapts to include the peripheral devices programmed by the developer into the  FPGA fabric, providing a seamless  view of both the hard and soft  peripheral register memory map of the entire  SoC

▪	The DS-5 Debugger simultaneously displays debug/ trace data for the Cortex™-A9 processor cores and CoreSight™ -compliant custom logic cores implemented in the FPGA fabric
▪	Altera USB Blaster JTAG debug cable supports both the DS-5 debugger and other Altera JTAG-based tools for the Altera SoC device
▪	Allows non-intrusive capture and visualization of signal events in the FPGA fabric that can be, time correlated with software events and processor instruction trace
▪
Includes the DS-5 Streamline performance analyzer, which correlates software thread and event information with hardware counters from both the SoC and FPGA, enabling the identification and correction of system-level bottlenecks.

Pricing and Availability
The ARM DS-5 Altera Edition toolkit for Altera SoCs is being presented at the ARM Technical Symposium in Paris on December 13, 2012. This toolkit will be included in the Altera SoC Embedded Development Suite (Altera SoC EDS) Subscription Edition for $995. The Altera SoC EDS will start shipping in early 2013.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube:  http://www.youtube.com/armflix

About Altera
Altera programmable solutions enable system and semiconductor companies to rapidly and cost-effectively innovate, differentiate, and win in their markets. Find out more about Altera’s FPGA, CPLD, and ASIC devices at www.altera.com. Follow Altera via Facebook, RSS, and Twitter.

Item 4

MEDIA ALERT: TSMC Honors ARM with Foundation IP Partner Award
What:
ARM received the 2012 IP Partner Award from TSMC, in recognition of outstanding partner performance. ARM was honored for its foundation IP (intellectual property), which includes memory, standard cell, IO, and other fundamental building blocks for system-on-chip (SoC) design. Award selection is based upon customer feedback, TSMC900 compliance, general support, numbers of tapeouts and number of wafers shipped.

Dr. Cliff Hou, vice president of Research and Development at TSMC, presented the award to Simon Segars, executive vice president and general manager of the Processor and Physical IP Divisions at ARM, during the TSMC Open Innovation Platform Ecosystem Forum on October 16, 2012 in San Jose.

This marks the third consecutive year that TSMC has honored ARM with an award.

Why:
This is another excellent milestone in TSMCs relationship with ARM, as this award recognizes a tremendous collaborative effort between both companies to provide our customers with proven IP building blocks they need to deliver power-efficient, high-performance solutions, said TSMCs Dr. Hou. ARM and TSMC are engaging earlier than ever to optimize our solutions, staying at the forefront helping our customers get to market more quickly and with less risk.

ARM is honored to be recognized by TSMC, as 2012 has been an important year in our longstanding relationship, said Segars of ARM. As ARM continues to collaborate with TSMC to ensure customers can quickly get into volume production of highly integrated SoCs in advanced silicon process technology, we are working aggressively to deliver ARM processors on FinFET transistors, enabling the fabless industry to extend its market leadership in application processors.

ARM and TSMC recently announced an announced a multi-year agreement extending their collaboration beyond 20-nanometer (nm) technology to deliver ARM processors on FinFET transistors. The collaboration will optimize the next generation of 64-bit ARM technology for use in mobile and enterprise markets that require both high performance and energy efficiency.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARMs comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the companys broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

• ARM website: http://www.arm.com/
• ARM Connected Community: http://www.arm.com/community/
• ARM Blogs: http://blogs.arm.com/
• ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
• ARM on Twitter:
o http://twitter.com/ARMMobile
o http://twitter.com/ARMCommunity
o http://twitter.com/ARMEmbedded
o http://twitter.com/ARMLowPwr
o http://twitter.com/KeilTools
o http://twitter.com/ARMMultimedia

ENDS

ARM and Artisan are registered trademarks of ARM Limited. Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:
Andy Phillips
ARM
+44 1223 400930
andy.phillips@arm.com

Item 5

ARM and Cadence Tape Out First 14nm FinFET Test Chip
Targeting Samsung Process

CAMBRIDGE, United Kingdom, and SAN JOSE, Calif., Dec. 20, 2012 - ARM (LON: ARM; Nasdaq: ARMH) and Cadence Design Systems, Inc. (NASDAQ: CDNS) today announced the tape-out of the first 14-nanometer test chip implementation of the high-performance ARM Cortex-A7 processor, the most energy-efficient applications processor from ARM. Designed with a complete Cadence RTL-to-signoff flow, the chip is the first to target Samsungs 14-nanometer FinFET process, accelerating the continuing move to high-density, high-performance and ultra-low power SoCs for future smartphones, tablets and all other advanced mobile devices.

In addition to the ARM Cortex-A7 processor, the test chip includes ARM Artisan standard-cell libraries, next-generation memories, and general purpose IOs. The test chip was designed using a complete Cadence RTL-to-signoff flow including Encounter RTL Compiler, Encounter Test, Encounter Digital Implementation System, Cadence QRC Extraction, Encounter Timing System and Encounter Power System. This achievement is part of a systematic program to enable ARM technology-based SoCs on FinFET technology.

“This is an important milestone in our efforts to enable our silicon partners for continued low-power leadership in future generations of innovative, energy-efficient mobile products, said Dr. Dipesh Patel, vice president and general manager, Physical IP Division at ARM. Taping out ARMs most energy-efficient applications processor on Samsungs advanced low-power manufacturing process was achieved through the combination of leading-edge technology and R&D excellence, as well as a deep and early collaboration with Samsung and Cadence.”

“Cadences advanced node design flow, coupled with our collaboration with ARM and Samsung, is essential to semiconductor companies as they move to designing for a 14-nanometer FinFET process, said Dr. Chi-Ping Hsu, senior vice president, Research and Development, Silicon Realization Group at Cadence. Our common goal is to enable our customers to reap the benefits and competitive advantages of designing at the most advanced technologies.”

“End consumers are driving the need for better, faster, more connected devices, said Dr. Kyu-Myung Choi, senior vice president of System LSI infrastructure design center, Device Solutions, Samsung Electronics. Our collaboration with ARM and Cadence allows us to innovate quickly as Samsung develops this new process technology for mobile multimedia applications.”

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARMs comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the companys broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube:  http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

About Cadence
Cadence enables global electronic design innovation and plays an essential role in the creation of today's integrated circuits and electronics. Customers use Cadence software, hardware, IP, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at www.cadence.com

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Cadence, Encounter, Virtuoso and the Cadence logo are registered trademarks of Cadence Design Systems, Inc. in the United States and other countries. ARM and Artisan are registered trademarks, and Cortex is a trademark of ARM Limited. All other trademarks are the property of their respective owners.